ACCIDENTAL                              In this rider, "we", "our" and "us" mean
   DEATH BENEFIT                        Equitable    Variable   Life   Insurance
      RIDER                             Company.  "You"  means  the owner of the
                                        policy at the time an owner's right is exercised.

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THIS RIDER'S BENEFIT.  We will pay the Accidental Death Benefit of this rider to the beneficiary when we receive proof that the insured person's death resulted from accidental bodily injury, directly and independently of all other causes, and that death occurred:

1.  Within 120 days after the injury and while this rider was in effect; and

2. After the insured person's first birthday and before the policy anniversary nearest the insured person's 70th birthday.

THE AMOUNT OF THE BENEFIT AND ITS COST. The Policy Information section of the policy or the rider that adds this benefit shows the amount of the Accidental Death Benefit.

While this rider is in effect, its charge will be a part of the monthly deduction from the Policy Account. The maximum monthly charge for this benefit is shown in the Table of Maximum Monthly Charges for Benefits on Page 4 of the policy.

WHAT IS NOT COVERED? No Accidental Death Benefit will be paid if the insured person's death is caused or contributed to by:

1. Any disease or illness of any kind, physical or mental infirmity, or medical or surgical treatment of these;

2.  Suicide, while sane or insane;

3.  Any drug, unless taken as prescribed by a physician;

4. Poison, gas or fumes voluntarily or involuntarily taken, administered or inhaled, except from an occupational accident;

5. Travel in or descent from any aircraft, while the insured person is receiving training or acting in any capacity other than a passenger; or

6. Declared or undeclared war, or any act incident to war, or any conflict involving the armed forces of one or more countries.

We will have the right to require an autopsy at our expense unless prohibited by law.

WHEN THIS RIDER WILL TERMINATE.  This rider will not be in effect:

1. On and after the policy anniversary nearest the insured person's 70th birthday; or

2.  If the policy is terminated.

You may terminate this rider by asking for this in writing. The effective date of termination will be the beginning of the policy month which coincides or next follows the date we receive your request.

WHEN THIS RIDER IS INCONTESTABLE. This rider will become incontestable only after it has been in effect, during the lifetime of the insured person, for two years from the later of: (a) the Date of Issue of the policy; (b) the date as of which this rider becomes effective if added or restored after issue of the policy.


HOW THIS RIDER RELATES TO THE POLICY. This rider is a part of the policy. Its benefit is subject to all the terms of this rider and the policy.





                   Equitable Variable Life Insurance Company



/s/ Molly K. Heines                         /s/ Joseph J. Melone
Molly K. Heines, Vice President &          Joesph J. Melone, Chairman & Chief
      Secretary                                   Executive Officer


R94-219        Accidental Death Benefit Rider